Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following table sets forth our consolidated ratios:

	Three months ended March 31, 2010 (2)	Three months ended March 31, 2009 (2)
Ratio of Earnings to Fixed Charges (1)	—	18.22
Deficiency of earnings to fixed charges ($000)	7,273	—

(1) The ratio of earnings to fixed charges was determined by dividing consolidated earnings by total fixed charges. For purposes of the ratios of earnings to fixed charges (i) earnings consist of consolidated net (loss) income before considering income taxes, minority interest and fixed charges and (ii) fixed charges consist of interest on indebtedness, interest expense on funds withheld from reinsurers and that portion of rent expense that is deemed by our management to be an appropriate interest factor. We have estimated that one-third of rent expense represents a reasonable approximation of the interest factor.

(2) No preferred shares were outstanding during the three months ended March 31, 2010 and 2009, and no preferred share dividends were paid during those periods.

(3) For the three months ended March 31, 2010, earnings were insufficient to cover fixed charges by $7.3 million. This was largely due to realized and unrealized investment losses incurred during the three months ended March 31, 2010.